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              LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP                          BALTIMORE, MD
     1225 17TH STREET, SUITE 2300                                CAMDEN, NJ
      DENVER, COLORADO 80202-5596                             PHILADELPHIA, PA
             303-292-2400                                    SALT LAKE CITY, UT
           FAX: 303-296-3956                                    VOORHEES, NJ
       LAWYERS@BALLARDSPAHR.COM                                WASHINGTON, DC


                                                     September 25, 2001


PBHG Funds
P.O. Box 219534
Kansas City, MO 64121-9534

          RE: Shares of PBHG Disciplined Equity Fund

Ladies and Gentlemen:

          We have acted as counsel to PBHG Funds, a Delaware business trust (the "Company"), in connection with that certain Agreement and Plan of Reorganization (the "Plan") between the Company, on behalf of its series portfolio, PBHG Disciplined Equity Fund ("Disciplined Equity Fund"), and UAM Funds II, a Maryland corporation ("UAM Funds"), on behalf of its series portfolio, Analytic Enhanced Equity Fund ("Analytic Equity Fund").

          The Plan provides for the combination of Analytic Equity Fund with Disciplined Equity Fund (the "Reorganization"). Pursuant to the Plan, all of the assets of Analytic Equity Fund (other than those required to discharge Analytic Equity Fund's obligations) will be transferred to Disciplined Equity Fund. Upon such transfer, the Company will issue shares of Disciplined Equity Fund to Analytic Equity Fund. Analytic Equity Fund will then make a liquidating distribution of the Disciplined Equity Fund shares so received to shareholders of Analytic Equity Fund. Each shareholder of Analytic Equity Fund will receive a number of Disciplined Equity Fund shares with an aggregate net asset value equal to the aggregate net asset value of his or her shares of Analytic Equity Fund. As soon as reasonably practicable after the transfer of its assets, Analytic Portfolio will pay or make provision for payment of all its liabilities. Analytic Equity Fund will terminate its existence as a separate series of UAM Funds.

          The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the shares of Disciplined Equity Fund to be issued to the Analytic Equity Fund shareholders pursuant to the Plan (the "Disciplined Equity Fund Shares") will have been filed by the Company with the Securities and Exchange Commission and will have become effective before the Reorganization occurs.

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          Based on the foregoing, we are of the opinion that the Disciplined
Equity Fund Shares, when issued by the Company to the shareholders of Analytic Equity Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid and nonassessable.

          We express no opinion concerning the laws of any jurisdiction other than the federal laws of the United States of America and the Delaware Business Trust Act.

          We consent to the filing of this opinion as an Exhibit to the Company's Registration Statement on Form N-14 and to the references to this firm in such Registration Statement.



                                      Very truly yours,

                                      /s/ Ballard Spahr Andrews & Ingersoll, LLP